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                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                  For the month of August, 1999


                    CENARGO INTERNATIONAL PLC
         (Translation of registrant's name into English)

                        Puttenham Priory
                            Puttenham
                          Surey GU3 1AR
                         United Kingdom
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X



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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is the quarterly report of Cenargo International Plc ("Cenargo" or the "Company") for the quarter ended June 30, 1999, consisting of a Management's Discussion and Analysis of Financial Condition and Results of Operations and Unaudited Consolidated Financial Statements for the three month period ended June 30, 1999.













































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                    CENARGO INTERNATIONAL PLC
                      THIRD QUARTER RESULTS




Cenargo International Plc (the "Company") today announced third quarter EBITDA of US$1.6 million on revenues of US$27.5 million, compared to EBITDA of US$3.7 million on revenues of US$27.2 million for the same quarter last year.

OPERATING REVENUES

Operating revenues increased in the third quarter ended June 30, 1999 (the "1999 quarter") by $0.3 million to $27.5 million compared to $27.2 million in the third quarter ended June 30, 1998 (the "1998 quarter"). The increase results from a $5.6 million decrease in charter hire revenues, a $4.6 million increase in ferry service revenues and a $1.3 million increase in logistics and other revenues. The increase in ferry service revenues was due to the inclusion of Merchant Ferries' new Liverpool - Dublin RoPax service which commenced operation in February 1999. The decrease in charter hire revenue represents the loss of charter hire previously generated by three of the Company's deep sea vessels sold in the first quarter of 1999.
The increase in logistics and other revenue was due to the inclusion of revenue from Duncan International Limited ("Duncan") acquired in May 1998, and Freightwatch Limited ("Freightwatch"), acquired on March 2, 1999.

OPERATING EXPENSES

Vessel and other operating costs increased in the 1999 quarter by $3.1 million to $22.6 million compared to $19.5 million in the 1998 quarter, primarily as a result of the inclusion of Duncan and Freightwatch results and the operating costs of the Liverpool
- Dublin RoPax service in the 1999 quarter off set by decreased deep sea operating costs as a result of the sales of the three deepsea vessels.

Depreciation for the 1999 quarter has decreased by $0.3 million to $2.5 million compared to $2.8 million in the 1998 quarter, representing a reduction of depreciation on vessels sold offset by the inclusion of depreciation on the two RoPax vessels delivered to the Company in September 1998 and January 1999. Amortisation of dry docking and special survey costs for the 1999 quarter increased by $0.3 million to $0.7 million compared to $0.4 million in the 1998 quarter due to costs associated with the Company's Ferrimaroc service.


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General administrative expenses for the 1999 quarter decreased by
$0.6 million to $2.8 million compared to $3.4 million in the 1998 quarter due to reductions in head office costs in the 1999 quarter partially offset by the inclusion of Freightwatch and Duncan costs in the 1999 quarter.

Foreign exchange loss for the 1999 quarter decreased by $0.2 million to $0.5 million compared to $0.7 million in the 1998 quarter. The majority of the losses represents unrealised non-cash losses on re-translation of monetary sterling based assets and liabilities within US Dollar reporting subsidiary companies.

Primarily as a result of these developments total operating expenses increased by $2.4 million to $29.2 million for the 1999 quarter compared to $26.8 million for the 1998 quarter.

NET OPERATING INCOME (LOSS)

As a result of the foregoing factors, net operating income decreased by $2.1 million to a net loss of $1.7 million for the 1999 quarter compared to net operating income of $0.4 million for the 1998 quarter.

OTHER INCOME/EXPENSES

Interest income increased by $0.6 million to $0.9 million for the 1999 quarter compared to $0.3 million for the 1998 quarter due to increased interest income mainly attributable to cash deposits from the proceeds of the sale of vessels.

Interest expense increased by $2.2 million to $5.0 million for the 1999 quarter compared to $2.8 million for the 1998 quarter. The increase was due to the increased interest costs as a result of the issue of the Company's 9 3/4% First Priority Ship Mortgage Notes ("Notes") in June 1998.

The exceptional charge of $4.6 million in the 1998 quarter represents a non recurring non cash charge based on the mark to market value of certain interest rate swap contracts relating to floating rate facilities repaid from the proceeds of the issuance of the Notes.

NET INCOME (LOSS)

As a result of the foregoing net loss decreased by $0.8 million to $3.7 million for the 1999 quarter compared to $4.5 million for the 1998 quarter. EBITDA generated was $1.6 million for the 1999 quarter compared to $3.7 million for the 1998 quarter.




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IRISH SEA

The Company started its new Liverpool/Dublin service on February 19, 1999. The results of the Company's Irish Sea operations, and therefore the Company as a whole, are distorted by the start up costs relating to this new service amounting to $1.8 million being offset against the trading results of the Company's Irish Sea services over Quarters 2, 3 and 4 of fiscal 1999.

Set out below is a restatement of EBITDA on the basis that the full amount of the $1.8 million start up costs relating to the Liverpool/Dublin service were charged against Quarter 2 results only.

This restatement shows the improvement from Quarter 2 to Quarter
3 as the new service's trading results improve.

Restated EBITDA in $ millions

                         Q1        Q2        Q3     TOTAL
IRISH SEA
As reported             4.2       0.9       0.4       5.5
Restated                4.2      (0.9)      1.3       4.6
COMPANY
As reported             5.7       3.0       1.6      10.3
Restated                5.7       1.2       2.5       9.4

The Company continues to pursue the outstanding penalties of approximately $800,000 due from the shipyard as a result of the delay in the delivery of the BRAVE MERCHANT. No credit has been taken in the results to date in relation to this outstanding amount.

LIVERPOOL/ DUBLIN SERVICE

The freight volumes on the new Liverpool/ Dublin service have
continued to rise steadily.   Month by month to the end of July
1999 they have been as follows:

                                   Units
February 1999 (month of start up)    993
March                              4,050
April                              5,069
May                                5,686 (plus additional 1,422
                                         units to a fifth week in
                                         May)
June                               6,045
July                               6,328

The Company has now established a regular and reliable service
between Dublin and Liverpool.   Westbound night time sailings are


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now regularly full on mid-week sailings.   Day time sailings are
operating at about 50% of capacity and the Company is now
concentrating on increasing the volumes on these day time
sailings.   Freight rates are higher than budgeted, due, in part,
to a more favourable freight mix.   This is attributable to a
higher percentage of the better paying driver accompanied trailers than anticipated.

Volumes in July 1999 equate to over 82,000 units on an annualised basis. The Company's target is an annualized rate of 92,000 units by the end of September 1999.

After a very slow start, tourist passenger numbers are now
beginning to increase.   This follows an intensive advertising
campaign. Passenger carryings in July 1999 were approximately 2,100. The Company expects to carry over 3500 passengers in August 1999.

HEYSHAM/ DUBLIN SERVICE

As the Company stated in its report for the Second Quarter of 1998, it was not able to secure additional berthing slots in Dublin at the time that the new Liverpool/Dublin service started. This was despite promises from the Dublin Port Authority to provide additional facilities. As a result the Company was not able to offer prime arrival and sailing times to and from Dublin on the Heysham/Dublin service. The Company is pleased to announce that the Port of Dublin has agreed to build a further
linkspan.   This is adjacent to the Company's existing terminal
and is scheduled to be completed by the end of November 1999. This new facility will enable the Company to offer prime slots again and win back the freight that it had lost. More importantly, it will enable the Company to reintroduce higher 'A' tariff rates, rather than the lower 'B' tariff rates which the Company was forced to charge through not being able to offer a prime time service.

Largely as a result of the berthing difficulties, unit carryings in Quarter 3 were only 14,269 units, compared to 21,488 unit carryings in Quarter 2.

HEYSHAM/ BELFAST SERVICE

During Quarter 3, this service carried 31,317 equivalent freight units. Historically, July in Belfast has been marked by civil unrest during the so-called "marching" season. This year the marching season has passed with relatively little disturbance.

This service continues to operate satisfactorily.




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LIVERPOOL/ BELFAST SERVICE

The Company has recently announced that it has reached an agreement to acquire Norse Irish Ferries ("NIF") which operates an established RoPax service between Liverpool and Belfast. During calendar 1998, NIF carried approximately 116,000 equivalent trailer units. The Company has commenced a Consent Solicitation of the holders of its Notes relating to this proposed acquisition.

It has been the Company's stated intention to operate a Liverpool/Belfast route, thereby completing its strategic plan for a matrix of services cross linking four major Irish Sea ports. This final route should enable the Company to achieve significant cost benefits and synergies.

DUTY FREE

Duty Free shopping on Irish Sea ferry services was abolished in
the European Union at the end of June 1999.   The impact on the
Company is minimal as the Company is predominantly a freight
carrier and has not relied on duty free sales.   The impact on
other Irish Sea ferry operators has, however, been significant. The Company believes that passenger numbers overall have dropped by 20% in July as a result of the withdrawal of Duty Free.
This, together with the loss of profitability following the cessation of duty free, should lead to a need to raise passenger fares and freight rates in order to compensate for the loss of revenue and profitability. The Company believes it would benefit from such increase.

FERRIMAROC

As previously reported, Ferrimaroc is a seasonal business.   The
summer season is now under way and the business has seen strong July passenger carryings which have continued in August 1999. The service is being covered this year by two vessels, the MISTRAL and SCIROCCO, compared to only the MISTRAL last year. There has been increased competition, with the Moroccan line, Limadet, operating with two ships, compared to one last year. The increase in capacity has, however, been offset by a significant increase in passengers and cars transiting the port of Almeria. Based on Almeria Port statistics, passenger and car carryings to Morocco transiting the port of Almeria have increased by 22% and 27%, respectively, in the period June 15, 1999 to August 2, 1999 compared to the same period last year. Ferrimaroc's market share over this same period has been approximately 50%.

On July 30, 1999 the Company purchased the MISTRAL for US$16 million using funds on deposit with the trustee for the holders


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of the Notes.  The MISTRAL had previously been on an operating
lease.   The Company expects the benefit to EBITDA to be
approximately US$3.2 million in a full year.

There have been reports that the border between Algeria and Morocco is about to be opened. The Company believes this should lead to a further significant increase in the number of cars and passengers through Nador and Almeria.

LOGISTICS

Draft contracts have now been agreed for the purchase of Eaglescliffe with the present owners, the UK Ministry of Defence. Contracts are expected to be exchanged during the first week of September 1999. The Company intends then to be able to market the use of the site to customers seeking long term logistic arrangements at Eaglescliffe.

DEEP SEA

The Company has sold the last of its deep sea vessels.   The
Merchant Premier and Merchant Principal were delivered to their
buyers on August 12, 1999.   The selling price was $1.1 million
per vessel.   The book loss on the sale is approximately US$ 3.1
million.

CASH AND CASH EQUIVALENTS

The Company's free cash at June 30, 1999, was US$19.5 million. This was after taking into account the semi-annual interest
payment on the Notes of US$8.5 million in June 1999.   Cash held
in escrow or blocked deposits amounted to US$55 million, which included US$53.8 million relating to the sale proceeds of vessels serving as collateral for the Notes sold since the date of the issuance of the Notes. As stated above, on July 30, 1999, US$16 million of these proceeds was used to purchase the MISTRAL.
Based on the Company's current performance, the Company currently estimates that free cash at September 30, 1999, before taking into account the purchase of NIF, will be at least US$25 million.

FORWARD LOOKING STATEMENTS

THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS (AS DEFINED IN
SECTION 21E OF THE SECURITIES ACT 1934, AS AMENDED) WHICH REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO CERTAIN FUTURE EVENTS AND PERFORMANCE, INCLUDING STATEMENTS RELATING TO IRISH SEA
FREIGHT FERRY VOLUMES AND RATES, LOGISTICS AND CASH.   THE
FOLLOWING FACTORS ARE AMONG THOSE THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD LOOKING STATEMENTS, WHICH INVOLVE RISKS AND UNCERTAINTIES, AND THAT SHOULD BE CONSIDERED IN EVALUATING ANY SUCH STATEMENTS: CHANGES IN THE POLITICAL


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ENVIRONMENT IN NORTHERN IRELAND AND THE REPUBLIC OF IRELAND,
SPAIN AND MOROCCO, CHANGES IN THE ABILITY TO PROVIDE A REGULAR
SCHEDULED SERVICE ON THE IRISH SEA AND THE COMPANY'S
MEDITERRANEAN SERVICE.

                    CENARGO INTERNATIONAL PLC
                      THIRD QUARTER RESULTS

                        FINANCIAL SUMMARY
                        (US$ IN MILLIONS)

                       NINE MONTHS ENDING    THREE MONTHS ENDING
                            JUNE 30,              JUNE 30,

                       1999      1998        1999      1998
INCOME STATEMENTS
Revenue                79.9      78.6        27.5      27.2
Operating costs       (79.5)    (73.7)      (29.2)    (26.7)
Net interest
 expenses             (11.8)     (7.6)       (4.0)     (2.4)
Exceptional Charge      -        (4.6)        -        (4.6)
Profit of sales
 of assets              1.9      14.1         -         -
Taxation                3.4      (2.2)        2.0       2.0
                       -------------------------------------
Net income             (6.1)      4.6        (3.7)     (4.5)
                       -------------------------------------

EBITDA                 10.3      28.8         1.6       3.7
EBITDA to net
  interest expense      0.9x      3.8x        0.4x      1.5x

Analysis of EBITDA

Deep sea                8.4      21.5         2.6       1.0
Irish Sea               5.5       9.1         0.4       3.5
Ferrimaroc             (3.3)     (2.6)       (1.2)     (1.0)
Logistics              (0.3)      0.8        (0.2)      0.2
                       -------------------------------------
                       10.3      28.8         1.6       3.7

REVENUES
Deep sea                7.1      27.7         1.0       7.0
Irish Sea              51.5      33.2        18.1      13.5
Ferrimaroc              7.0       7.6         2.7       2.7
Logistics              14.3      10.1         5.7       4.0
                       -------------------------------------
                       79.9      78.6        27.5      27.2
                       -------------------------------------




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BALANCE SHEETS                  June 30,

                             1999      1998

Cash and cash equivalents     74.5      63.8
Net book value of
  fixed assets               211.7     231.9
Total assets                 336.9     335.0
Total debt                   255.8     218.1
Shareholders equity           47.0      61.9











































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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                    CENARGO INTERNATIONAL PLC
                          (registrant)




Dated:  August 23, 1999           By:  /s/  Michael Hendry
                                       ___________________
                                       Michael Hendry
                                       Chairman


































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